Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Nos. 333-191359,

333-191359-01 and 333-191359-02

Ratings Free Writing Prospectus, dated October 29, 2015

DISCOVER® CARD EXECUTION NOTE TRUST

DiscoverSeries Notes, Class A(2015-4)

$[500,000,000] Principal Amount of Notes

The note issuance trust has prepared a preliminary prospectus supplement subject to completion dated October 29, 2015 and prospectus dated October 29, 2015 which describe the Class A(2015-4) notes to be issued by the note issuance trust. You should review the preliminary prospectus supplement and the prospectus in their entirety before deciding to purchase any of the Class A(2015-4) notes.

Ratings

The note issuance trust will issue the Class A(2015-4) notes only if they are rated by the following nationally recognized statistical rating organizations as follows:

Moody’s Investors Service, Inc	Aaa(sf	)*
Standard & Poor’s Ratings Services	AAA(sf	)*
Fitch, Inc	AAAsf	*

A rating addresses the likelihood of the payment of interest on a note when due and the ultimate payment of principal of that note by its legal maturity date. A rating does not address the likelihood of payment of principal of a note on its expected maturity date. In addition, a rating does not address the possibility of an early payment or acceleration of a note, which could be caused by an early redemption event or an event of default. A rating is not a recommendation to buy, sell or hold notes and may be subject to revision or withdrawal at any time by the assigning rating agency. Each rating is based on the corresponding rating agency’s independent evaluation of the receivables and the availability of any credit enhancement for the notes. Ratings will be monitored by the applicable rating agencies while the notes are outstanding and, in certain instances described in the preliminary prospectus supplement and the prospectus, Discover Bank or its affiliates may from time to time request the applicable rating agencies to confirm their ratings with respect to the notes. A rating, or a change or withdrawal of a rating, by one rating agency will not necessarily correspond to a rating, or a change or a withdrawal of a rating, from any other rating agency.

Credit Suisse	MUFG

BofA Merrill

Citigroup

Goldman, Sachs & Co.

RBC Capital Markets

SOCIETE GENERALE

Discover Bank, Discover Card Master Trust I and Discover Card Execution Note Trust have filed a registration statement, as amended (including a prospectus supplement and prospectus) (Registration Nos. 333-191359, 333-191359-01 and 333-191359-02), with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, including the preliminary prospectus for these Class A(2015-4) DiscoverSeries notes filed pursuant to Rule 424(b) on October 29, 2015, and other documents Discover Bank, Discover Card Master Trust I and Discover Card Execution Note Trust filed with the SEC for complete information about Discover Bank, Discover Card Master Trust I, Discover Card Execution Note Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Discover Bank, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 1-800-221-1037.

*	An “(sf)” or “sf” in the credit rating denotes an identification for structured finance product ratings.